Exhibit 1

NEWS RELEASE

North American Palladium Announces Year End 2013 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, February 20, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced financial and operational results for the year ended December 31, 2013 from its Lac des Iles palladium mine (“LDI”) in northern Ontario.

2013 Results Summary

•	Produced 135,158 ounces of payable palladium at a cash cost per ounce(1) of US$560;

•	Realized palladium selling price of US$724 per ounce, giving a palladium operating margin of US$164 per ounce, or US$22.2 million;

•	Revenue of $153.2 million;

•	Adjusted EBITDA(1) of $13.4 million;

•	Invested $109.5 million in capital expenditures (exclusive of $28.6 million of capitalized interest) and $12.3 million in exploration;

•	Completed shaft construction and commenced commissioning by year end (with notable production ramp up progress made in January 2014); and

•	Subsequent to year end, completed a $32-million financing.

“Looking back at 2013, it was a year during which we strived to balance completing a major development project while implementing operating improvements,” commented Phil du Toit, NAP’s President and Chief Executive Officer. “Furthermore, we had a financial shortfall during a period when sector challenges made capital a scarce and expensive commodity. Despite this, we finished the year on target with our revised forecast and accomplished a significant milestone in commissioning the new shaft. Operations are off to a good start in 2014, with January monthly palladium production of approximately 15,000 ounces, representing one of the best months in the last two years.”

Financial Update(1)(3)

2013 Year-End Results

For added context on the drivers of financial performance, it should be noted that 2013 was a transitional year for LDI while operations completed the development work related to the new shaft infrastructure and transitioned into a new and deeper mining area in the Offset Zone. By contrast to 2012 when the majority of ore was sourced from the Roby Zone and open pit (now largely mined out), in 2013 production was predominately sourced from the deeper Offset Zone and a lower grade surface stockpile. This transition resulted in decreased mining volumes, reduced head grades and higher operating costs. It also resulted in some typical start-up challenges associated with the commissioning of the new shaft infrastructure, most of which have now been largely resolved.

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Revenue for the year ended December 31, 2013 was $153.2 million compared to $160.7 million in the prior year. The 5% year-over-year decrease in revenue was primarily due to lower tonnes and grades of mineralized material milled resulting in a decrease in precious metals sales volumes, partially offset by higher realized palladium prices.

Loss from mining operations was $0.8 million, compared to income from mining operations of $15.7 million in the prior year. During the year, the Company realized an average palladium selling price of US$724 per ounce, compared to US$640 per ounce realized in 2012.

Net loss for the year was $46.2 million or $0.25 per share compared to a net loss of $66.0 million or $0.39 per share in the prior year. Adjusted net loss for 2013 was $13.2 million, compared to adjusted net income of $7.2 million the prior year.

EBITDA(2) was negative $5.6 million for the year, compared to $9.4 million in 2012. Adjusted EBITDA(2) (which excludes interest expenses and other costs, depreciation and amortization, exploration, and mine restoration costs net of insurance recoveries) was $13.4 million in 2013, compared to $28.0 million in 2012.

Financing

Subsequent to year end, the Company completed a financing for gross proceeds of $32 million in 7.5% convertible unsecured subordinated debentures and associated warrants. The net proceeds from the financing will be used for general corporate purposes.

Holders of the debentures have the option to convert their debentures into common shares of the Company at any time at a conversion rate of approximately 1,575 common shares per $1,000 principal amount of debentures. Holders converting their first tranche debentures will also receive all accrued and unpaid interest, as well as interest through to maturity (the “Make Whole Amount”). At the Company’s option, interest and Make-Whole Amounts can be paid in common shares. As of February 19, 2014, approximately $20 million of the $32 million first tranche convertible debentures had been converted into 47,061,224 common shares.

Approval of the warrants associated with the debentures is subject to disinterested shareholder approval. Subject to disinterested shareholder approval, the warrants will entitle the holders to purchase up to 33.33% of the number of common shares of the Company into which the principal amount of the debentures purchased by the holders are convertible at the initial fixed conversion price at any time before the third anniversary of the date that shareholder approval is obtained. If shareholder approval is not obtained, the warrants will terminate.

Financial Liquidity

As at December 31, 2013, the Company had cash and cash equivalents of $9.8 million. The Company’s credit facility availability was limited by the borrowing base to US$31.2 million and was fully utilized at year end. On a pro-forma basis reflecting the gross proceeds of the debentures, the Company’s year-end cash position would have been $41.8 million.

Lac des Iles Operations

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2013 Production

In 2013, operations were focused on completing the development work related to the new shaft infrastructure and transitioning into a new and deeper mining area in the Offset Zone. By contrast to 2012 when the majority of ore was sourced from the Roby Zone and open pit (now largely mined out), in 2013 production was predominately sourced from the Offset Zone and a lower grade surface stockpile. This transition resulted in decreased mining volumes while underground development took precedence to open up more mining stopes and complete the construction of the shaft infrastructure.

In 2013, the Company’s LDI mine produced 135,158 ounces of payable palladium at a total cash cost(1) of US$560 per ounce. Cash costs during the year were adversely impacted by: lower production volumes resulting from the transition into the new ore body; the transitional phase which utilized the ramp from a new and deeper mining area; and decreased metal prices of the by-product metals. In 2014, operations are expected to benefit from the new shaft infrastructure, which has positioned LDI for increased underground production from the Offset Zone. The Company is targeting annual payable palladium production in the range of 170,000 to 175,000 ounces.

During 2013, 2,093,669 tonnes of ore was mined, of which proportionally more ore was sourced from a lower grade surface stockpile which reduced the overall head grade at the mill. In 2013, 1,276,964 tonnes came from surface (at an average grade of 1.6 g/t) and 816,705 tonnes were mined from underground (at an average grade of 4.4 g/t). Underground production during 2013 averaged approximately 2,240 tonnes per day.

During 2013, the mill processed 2,048,082 tonnes of ore at an average palladium head grade of 2.8 grams per tonne palladium, a recovery of 80.7%, and a total cost of $52 per tonne milled. As discussed in the February 12, 2014 news release, ongoing mill improvements are resulting in increased recoveries, currently averaging around 84%.

The following table includes the quarterly and annual operating results for the year ended December 31, 2013:

	Q1, 2013		Q2, 2013		Q3, 2013		Q4, 2013		2013 Actual
Payable palladium produced		38,654 oz		35,428 oz		30,097 oz		30,979 oz		135,158 oz
Cash cost per ounce(1)	US$	490	US$	564	US$	581	US$	621	US$	560
Tonnes of ore mined		540,694		433,580		542,917		576,478		2,093,669
Tonnes Mined – From surface		295,038 @ 2.4 g/t		301,974 @ 2.1 g/t		334,820 @ 1.2 g/t		345,132 @ 0.98 g/t		1,276,964 @ 1.6 g/t
Tonnes Mined – From underground		245,656 @ 4.1 g/t		131,606 @ 4.4 g/t		208,097 @ 4.5 g/t		231,346 @ 4.67 g/t		816,705 @ 4.4 g/t
Tonnes of ore milled		503,585		483,266		517,157		544,074		2,048,082
Average milled head grade		3.3 g/t Pd		3.1 g/t pd		2.5 g/t Pd		2.4 g/t Pd		2.8 g/t Pd
Palladium mill recovery		80.1%		80.7%		80.7%		81.5%		80.7%
Total cost per tonne milled	C$	57	C$	53	C$	42	C$	55	C$	52

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Capital Expenditures & Development Update

In the fourth quarter of 2013, the Company completed the construction of its new shaft and commenced the commissioning of the shaft and underground ore handling system. Capital expenditures in 2013 amounted to $109.5 million, exclusive of $28.6 million of capitalized interest. Of the $109.5 million investment, $91.8 million was spent on the LDI mine expansion and $17.7 million was spent on other sustaining capital expenditures at LDI (including a $16.1 million investment in the tailings management facility lift). With Phase I of the mine expansion now completed, the 2014 capital expenditure program for LDI has been substantially reduced to approximately $30 million.

As reported in the February 12, 2014 news release, the production ramp up from the Offset Zone utilizing the new shaft infrastructure is progressing well. In January 2014, underground production averaged over 3,100 tonnes per day, ahead of the Company’s guidance for the first half of the year. The Company also reported payable production of approximately 15,200 ounces for January (representing one of the best months in the last two years) and increased mill recoveries of around 84% from a blended mill feed (which comprised a blend of underground ore and lower grade surface stockpiles) with a head grade of approximately 3.4 grams per tonne. The Company’s plan to optimize the design of the underground ore handling system is on track, which upon completion should increase the tonnage hoisted through the shaft and reduce mining costs.

Exploration

In 2013, NAP invested $12.3 million in exploration and infill drilling, exclusive of an additional $1.9 million that was capitalized in connection with the LDI mine expansion.

During 2013, 212 holes were drilled at LDI totaling 54,532 metres, of which 19,288 metres were drilled underground (9,794 metres on infill drilling and 9,494 metres on extension drilling) and 35,244 metres were drilled from surface on near mine targets. An additional 4,940 metres were drilled on NAP’s greenfields properties.

Drilling in 2013 was predominately focused on near mine targets, including the upper Offset Zone southeast extension, the Roby Zone northeast extension, North VT Rim, Sheriff Zone, and South LDI. The Company plans to release its updated mineral reserve and resource estimate in the first quarter of 2014. The Company’s 2014 exploration program will target the lower portion of the Offset Zone in support of an anticipated preliminary economic assessment to be undertaken in late 2014.

2014 Outlook

In 2014, the Company will focus on the following operational and strategic initiatives:

•	Increasing underground production through the shaft (and therefore reducing operating costs);

•	Optimizing mining and milling operations to realize cost savings;

•	Identifying opportunities for LDI’s future growth potential to improve infrastructure utilization; and

•	Enhancing the balance sheet.

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Year End 2013 Conference Call & Webcast Details

Date:	Thursday, February 20, 2014
Time:	8:30 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-229-4144 or 1-416-216-4169 (PIN: 5351970, followed by # sign)
Replay:	1-888-843-7419 or 1-630-652-3042 (PIN: 5351970, followed by # sign)

The conference call replay will be available for 30 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the rising price of palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information, please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: Camilla@nap.com

Notes:

(1)	Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.
(2)	NAP’s condensed interim consolidated financial statements for the year ended December 31, 2013 are available in the Appendix of this news release. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.
(3)	Due to the sale of NAP’s gold division in March of 2013, the referenced comparative 2012 year-end financials treat the gold division as a discontinued operation, reflecting only on the palladium operations.

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘target’, ‘expect’, ‘should’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the Company’s future operating performance including production forecasts and mining rates, and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the LDI mine may not perform as planned, that the Company may not be able to meet production forecasts, that the Company may not be able to obtain sufficient financing to fund its operating and capital expenditures or to meet its financial obligations as they become due, and the possibility that metal prices and foreign exchange rates may fluctuate. For more details on these and other risk factors see the Company’s most recent Form 40-F / Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, metal price and exchange rate expectations, and that there will be no material delays affecting operations or the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(unaudited)

	December 31 2013	December 31 2012
ASSETS
Current Assets
Cash and cash equivalents	$9,793	$20,168
Accounts receivable	38,556	53,922
Inventories	14,239	15,388
Other assets	6,968	8,448
Assets of disposal group classified as held for sale	—	29,814

Total Current Assets	69,556	127,740

Non-current Assets
Mining interests	456,239	343,492

Total Non-current Assets	456,239	343,492

Total Assets	$525,795	$471,232

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$48,797	$58,474
Credit facility	17,834	15,089
Current portion of obligations under finance leases	2,988	3,717
Current portion of long-term debt	173,656	—
Provisions	—	1,000
Taxes payable	—	874
Current derivative liability	492	3,952
Liabilities of disposal group classified as held for sale	—	12,071

Total Current Liabilities	243,767	95,177

Non-current Liabilities
Income taxes payable	1,286	2,352
Asset retirement obligations	13,638	15,214
Obligations under finance leases	8,744	9,956
Long-term debt	35,864	101,633

Total Non-current Liabilities	59,532	129,155

Shareholders’ Equity
Common share capital and purchase warrants	798,411	776,632
Stock options and related surplus	9,128	9,125
Equity component of convertible debentures, net of issue costs	6,931	6,931
Contributed surplus	8,873	8,873
Deficit	(600,847)	(554,661)

Total Shareholders’ Equity	222,496	246,900

Total Liabilities and Shareholders’ Equity	$525,795	$471,232

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Consolidated Statements of Operations and

Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

	2013	2012
Revenue	$153,233	$160,704

Mining operating expenses
Production costs	107,458	100,802
Smelting, refining and freight costs	13,994	13,679
Royalty expense	6,534	6,720
Depreciation and amortization	25,507	19,706
Inventory pricing adjustment	675	—
Loss on disposal of equipment	1,118	293
Other	(1,263)	3,813

Total mining operating expenses	154,023	145,013

Income (loss) from mining operations	(790)	15,691

Other expenses
Exploration	12,266	14,513
General and administration	10,721	12,002
Interest and other income	(1,969)	(3,598)
Interest expense and other costs	10,631	4,681
Loss on extinguishment of long-term debt	11,035	—
Foreign exchange loss (gain)	7,378	(504)

Total other expenses	50,062	27,094

Loss from continuing operations before taxes	(50,852)	(11,403)
Income and mining tax recovery	2,157	—

Loss and comprehensive loss from continuing operations for the year	$(48,695)	$(11,403)
Income (loss) and comprehensive income (loss) from discontinued operations for the year	2,509	(54,634)

Loss and comprehensive loss for the year	$(46,186)	$(66,037)

Loss per share
Basic	$(0.25)	$(0.39)
Diluted	$(0.25)	$(0.39)

Loss from continuing operations per share
Basic	$(0.26)	$(0.07)
Diluted	$(0.26)	$(0.07)

Income (loss) from discontinued operations per share
Basic	$0.01	$(0.32)
Diluted	$0.01	$(0.32)

Weighted average number of shares outstanding
Basic	187,150,369	170,960,774
Diluted	187,176,329	170,983,774

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Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

	2013	2012
Cash provided by (used in)
Operations
Loss from continuing operations for the year	$(48,695)	$(11,403)
Operating items not involving cash
Depreciation and amortization	25,507	19,706
Inventory pricing adjustment	675	—
Accretion expense	3,550	3,258
Loss on extinguishment of long-term debt	11,035	—
Share-based compensation and employee benefits	1,425	2,277
Unrealized foreign exchange loss	7,006	—
Loss on disposal of equipment	1,118	—
Interest expense and other	5,135	(419)

	6,756	13,419
Changes in non-cash working capital	(225)	42,203

	6,531	55,622

Financing Activities
Issuance of common shares, net of issue costs	18,936	36,404
Issuance of convertible debentures, net of issue costs	—	40,804
Credit facility	197	15,287
Repayment of senior secured notes	(79,200)	—
Settlement of palladium warrants	(1,747)	—
Net proceeds of senior secured term loan	147,840	—
Finance lease facility	—	11,239
Repayment of obligations under finance leases	(2,905)	(4,749)
Interest paid	(8,368)	(9,686)
Other financing recoveries (costs)	(3,485)	820

	71,268	90,119

Investing Activities
Additions to mining interests, net	(109,486)	(145,180)
Proceeds on disposal of mining interests, net	1,170	526

	(108,316)	(144,654)

Increase (decrease) in cash from continuing operations	(30,517)	1,087
Net cash provided by (used in) discontinued operations	20,142	(31,854)

Decrease in cash	(10,375)	(30,767)
Cash and cash equivalents, beginning of year	20,168	50,935

Cash and cash equivalents, end of year	$9,793	$20,168

Cash and cash equivalents consisting of:
Cash	$9,793	$20,168
Short-term investments	—	—

	$9,793	$20,168

Foreign exchange included in cash balance	$258	$(2)

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